BRF S.A.

Publicly Held Company

CNPJ/ME 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 20, 2022

1. DATE, TIME, AND PLACE: Meeting held on October 20, 2022, at 10:00AM, at BRF S.A.’s (“Company”) offices, located at Avenida Dra. Ruth Cardoso, 8501, 1st floor, Pinheiros, in the City of São Paulo, State of São Paulo, Zip Code 05425-070.

2. CALL AND ATTENDANCE: The call notice requirement was waived, pursuant to article 21, section 3, of the Company's Bylaws, in view of the attendance of all members of the Company’s Board of Directors: Mr. Marcos Antonio Molina dos Santos, Mr. Sergio Agapito Lires Rial, Mrs. Marcia Aparecida Pascoal Marçal dos Santos, Ms. Flavia Maria Bittencourt, Ms. Deborah Stern Vieitas, Mr. Augusto Marques da Cruz Filho, Mr. Aldo Luiz Mendes, Mr. Pedro de Camargo Neto, Mr. Altamir Batista Mateus da Silva and Mr. Eduardo Augusto Rocha Pocetti.

3. PRESIDING BOARD: Chairman: Mr. Marcos Antonio Molina dos Santos; Secretary: Mr. Bruno Machado Ferla.

4. AGENDA: (I) Approval of the renewal of the revolving credit facility, included on Agreement no. 189.302.022, executed on December 27, 2019 with Banco do Brasil S.A.

5. RESOLUTIONS: The members approved, unanimously and with no restrictions, the drawing up of the present minutes in summary form. Once the agenda had been examined, the following matter was discussed, and the following resolution was taken:

5.1.	Contracting of Revolving Credit Facility with Banco do Brasil S.A.: The members of the Board of Directors, under the terms of article 23 (xxxiii) of the Company’s Bylaws, approved, unanimously, the renewal of the revolving credit facility with Banco do Brasil S.A. and, therefore, approved the contracting of a new revolving credit facility in the total amount of up to one billion and five hundred million reais (R$1.500.000.000,00), with maturity of up to two (2) years, as well as the execution of its formalization documents.

6. CLOSURE: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in the Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, October 20, 2022

______________________________________________

Bruno Machado Ferla

Secretary